| | |
|---|---|
| **From:** | Samuel, Sally |
| **Sent:** | Friday, January 09, 2015 1:39 PM |
| **To:** | 'Rose, Corey' |
| **Subject:** | RE: Standard Tandy Representation |

Yes

**From:** Rose, Corey [mailto:corey.rose@dechert.com]
**Sent:** Friday, January 09, 2015 1:14 PM
**To:** Samuel, Sally
**Subject:** RE: Standard Tandy Representation

Sallly,

Would this work?

The Registrant hereby acknowledges that: (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings and the Staff's comments, the Registrant's changes to the disclosure in response to the Staff's comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. This acknowledgement hereby supersedes any similar prior acknowledgements the Registrant has made with respect to the N-14s described in this letter or the amendments thereto.

Regards,
Corey

**Corey F. Rose**
Partner

**Dechert LLP**
1900 K St., NW
Washington, DC 20006
+1 202 261 3314 direct
corey.rose@dechert.com
dechert.com
Admitted in NC only
Practice is supervised by principals of the firm who are members of the DC bar

**From:** Samuel, Sally [mailto:samuels@SEC.GOV]
**Sent:** Thursday, January 08, 2015 1:25 PM
**To:** Rose, Corey
**Subject:** Standard Tandy Representation

In the event the registrant requests acceleration of the   effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SALLY SAMUEL
Senior Counsel
U.S. Securities and Exchange Commission/IM
100 F Street NE
Washington DC 20549
202.551.6922

